UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 001-09305

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Stifel Financial Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2016 and 2015

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Investment Committee

Stifel Financial Profit Sharing 401(k) Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 23, 2017

Stifel Financial Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	December 31,
	2016	2015
Cash	$57	$—
Investments, at fair value	746,653,182	634,081,839
Investments, at contract value	155,338,125	124,678,154
Receivables:
Notes receivable from participants	11,044,911	12,846,948
Employer contributions	5,675,354	4,802,559
Participant contributions	—	580,724

Total receivables	16,720,265	18,230,231

Net assets available for benefits	$918,711,629	$776,990,224

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015
Additions
Interest and dividends	$13,197,834	$15,995,248
Net appreciation/(depreciation) in fair value of investments	53,218,847	(31,078,482)

Net investment income	66,416,681	(15,083,234)

Interest income from participant loans	516,238	497,901
Contributions:
Participants	66,736,026	56,454,982
Rollovers	18,584,200	12,148,275
Employer	5,675,354	4,806,644

Total contributions	90,995,580	73,409,901
Total additions	157,928,499	58,824,568
Deductions
Benefits paid to participants	57,581,675	50,177,436
Administrative expenses	212,230	196,589

Total deductions	57,793,905	50,374,025
Net increase	100,134,594	8,450,543
Transferred from acquired company plans	41,586,811	—
Net assets available for benefits at beginning of year	776,990,224	768,539,681

Net assets available for benefits at end of year	$918,711,629	$776,990,224

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1 – Description of the Plan

The following description of the Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Stifel Financial Corp. and affiliates (the “Company”) for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Stifel Investment Committee, whose members are appointed by the Company’s Board of Directors. Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

On June 5, 2015, the Company completed its acquisition of Sterne Agee Group, Inc. (“Sterne Agee”). Stifel Trust Company, National Association, a subsidiary of the Company, serves as trustee and custodian for the Plan with respect to assets from the Sterne Agee 401(k) plan that could not be transferred to Prudential.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $18,000 for 2016 and 2015. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $6,000 in 2016 and 2015. Participant contributions are contributed to the Plan as an elective deferral. There are two types of elective deferrals: pre-tax deferrals and Roth deferrals. For the years ended December 31, 2016 and 2015, the Company’s Board of Directors elected to match 50% of the first $2,000 contributed by each participant. The Company’s contribution to the participant’s individual account is credited at the end of the year. This is reflected in the employer contribution receivable in the statements of net assets available for benefits as of December 31, 2016 and 2015. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants’ compensation. There were no discretionary contributions in 2016 or 2015.

During 2016, the assets of the Sterne Agee 401(k) Plan were merged into the Plan. The transfer included $41,586,811 of assets, which are included in Transferred from acquired company plans within the statement of changes in net assets available for benefits.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Company, various pooled separate accounts, mutual funds, a guaranteed account, and a self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants’ accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant’s account is paid in a lump sum to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the Stifel Investment Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Guaranteed Income Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2016 and 2015. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

Income Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Prudential. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, pooled separate accounts, registered investment companies (mutual funds), and self-directed brokerage accounts. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recently Adopted Accounting Guidance

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The guidance is effective for annual periods beginning after December 15, 2016 (January 1, 2017 for the Plan) with early adoption permitted. The Plan early adopted the guidance on December 31, 2016. See Note 3.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting (ASU 2015-12): Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This guidance is effective for fiscal years beginning after December 15, 2015 (January 1, 2016 for the Plan). See Note 3.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. “the exit price”) in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with FASB Topic 820, “Fair Value Measurement and Disclosures,” which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock and certain self-directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Certain self-directed brokerage accounts transferred from the Sterne Agee 401(k) plan include equity securities with unobservable inputs. These investments are reported as Level 3.

Pooled Separate Accounts

Fair value represents the net asset value (“NAV”) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015:

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$295,214,497	$295,214,497	$—	$—
Stifel Financial Corp. common stock	76,370,677	76,370,677	—	—
Self-directed brokerage accounts	55,697,973	55,637,487	—	60,486

	427,283,147	427,222,661	—	60,486
Pooled separate accounts measured at NAV	319,370,035

	$746,653,182	$427,222,661	$—	$60,486

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds	$270,026,154	$270,026,154	$—	$—
Stifel Financial Corp. common stock	68,636,511	68,636,511	—	—
Self-directed brokerage accounts	30,025,324	30,025,324	—	—

	368,687,989	368,687,989	—	—
Pooled separate accounts measured at NAV	265,393,850

	$634,081,839	$368,687,989	$—	$—

The following table summarizes the changes in fair value carrying values of the Plan’s Level 3 financial instruments during the years ended December 31, 2016 and 2015:

Balance at December 31, 2015	$—
Transfer from acquired company plans	98,164
Sales	(37,678)

Balance at December 31, 2016	$60,486

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

NOTE 4 – Contract with Insurance Company

In 2016 and 2015, the Plan invested in the GIF offered by Prudential. Guarantees are based on the claims paying ability of Prudential and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2016 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in Prudential’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by Prudential and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Contract Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract, and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2016 and 2015, the Plan held $155,338,125 and $124,678,154, respectively.

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 1.85% and 1.93% for the years ended December 31, 2016 and December 31, 2015, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Events

Only an event causing liquidity constraints at Prudential could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

NOTE 5 – Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2016 and 2015, participants held 1,528,942 and 1,620,314 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $212,230 and $196,589 of administrative and record keeping fees to the Trustee during 2016 and 2015, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 6 – Subsequent Events

We evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan’s financial statements. However, we identified the following as non-recognized subsequent event:

On January 3, 2017, the Company completed the acquisition of City Financial Corporation and its wholly owned subsidiary, City Securities Corporation. On June 20, 2017, assets of $27,718,957 from the City Financial Corp. 401k and Profit Sharing Plan were merged into the Plan.

Supplemental Schedule

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

(a) Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
Pooled separate accounts:
* American Century Fund / Large Cap Growth	2,529,550 units	$36,993,309
* Artisan Partners Fund / International Growth	648,731 units	12,161,266
* Artisan Partners Fund / Mid Cap Growth	1,104,359 units	32,703,095
* GSAM Fund / High Grade Bond	1,416,741 units	33,434,748
* LSV Asset Management Fund / International Value	602,024 units	7,705,264
* PIMCO Fund / International Bond Plus Fund	970,039 units	11,416,564
* Prudential Day One IncomeFlex Target Balanced Fund	1,219,340 units	20,822,505
* Silvercrest Asset Management Fund / Small Cap Value	777,787 units	36,956,474
* TimesSquare Fund / Small Cap Growth	805,373 units	50,102,441
* Wellington Large Cap Value Fund	2,132,892 units	53,560,236
* Wellington Mid Cap Value Fund	538,430 units	23,514,133

* Prudential Guaranteed Income Fund	3,012,585 units	155,338,125

* Stifel Financial Corp. common stock	1,528,942 shares	76,370,677

Mutual funds:
American Funds Bond Fund of America—R6	1,332,007 shares	16,943,131
American Funds Europacific Growth – R6	1,394,253 shares	62,797,152
American Investment Company of America—R6	1,525,229 shares	55,243,804
Fidelity Contrafund	342,027 shares	33,675,961
American Funds Growth Fund of America—R6	1,000,521 shares	42,071,911
Oppenheimer Developing Markets I	470,805 shares	15,046,922
Prudential Real Assets Z	1,658,667 shares	15,491,948
Vanguard Institutional Index I	264,650 shares	53,943,668
Self-directed brokerage accounts		55,697,973

		901,991,307
* Participant loans	Interest at 3.75-9.25%, maturing through 2026	11,044,911

		$913,036,218

*	Represents a party-in-interest to the Plan

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel Financial Profit Sharing Plan 401(k) Investment Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

By:	/s/ James M. Zemlyak
James M. Zemlyak President and Chief Financial Officer / Investment Committee

Date: June 23, 2017

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Accounting Firm.